

SECURITIE 07001122 ION



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RECEIVED
FEB 26 2007
WASH. D.C.
186
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SEC FILE NUMBER
8- 14394

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Trust Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1349 Calumet Avenue
(No. and Street)

Whiting (City) Indiana (State) 46394 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Evanich (219) 473 - 5542
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, John J. Evanich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Trust Investment Services, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

THERESA L. HULSEY
NOTARY PUBLIC OF
LAKE COUNTY, IN
MY COMMISSION EXPIRES
2/28/2012
RESIDENT OF LAKE COUNTY, IN

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
FEB 26 2007
WASH. D.C.
186

American Trust Investment Services, Inc.

Financial Report

December 31, 2006


Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
American Trust Investment Services, Inc.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of American Trust Investment Services, Inc. as of December 31, 2006 and December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Trust Investment Services, Inc. as of December 31, 2006 and December 31, 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence Pauckner

February 14, 2007

American Trust Investment Services, Inc.

Statement of Financial Condition

Assets		December 31, 2006		December 31, 2005
Cash and cash equivalents	$	122,977	$	100,044
Cash segregated for the exclusive benefit of customers		77		77
Marketable securities		207,725		171,632
Cash surrender value of life insurance		204,648		197,209
Accounts receivable		5,523		6,560
Deposit with clearing organization		50,000		50,000
Property, net		13,939		18,544
Total Assets	$	604,889	$	544,066
Liabilities and Stockholder's Equity				
Liabilities				
Accounts payable and accrued expenses	$	16,710	$	15,087
Deferred income taxes		-		11,780
Total Liabilities		16,710		26,867
Stockholder's Equity				
Common stock, no par value, 100 shares authorized, issued and outstanding		25,000		25,000
Retained earnings		563,179		492,199
Total Stockholder's Equity		588,179		517,199
Total Liabilities and Stockholder's Equity	$	604,889	$	544,066

The accompanying notes are an integral part of these financial statements

American Trust Investment Services, Inc.

Statement of Income

	For the Years Ended	
	December 31, 2006	December 31, 2005
Revenues		
Commissions	$ 373,955	$ 371,886
Trading losses	(114)	(2,104)
Interest income	22,241	19,632
Other income	21,725	4,292
	417,807	393,706
Operating Expenses		
Employee compensation and benefits	234,304	224,344
Data processing and clearing charges	60,352	67,245
Occupancy expenses	14,544	14,565
Administrative expenses	45,207	48,831
Legal and professional fees	4,200	9,790
	358,607	364,775
Net Income Before Income Taxes	59,200	28,931
Income Tax Expense (Benefit)	(11,780)	(2,012)
Net Income	$ 70,980	$ 30,943

The accompanying notes are an integral part of these financial statements

American Trust Investment Services, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2006

	Common Stock	Retained Earnings
Balance, January 1, 2005	$ 25,000	$ 461,256
Net Income		30,943
Balance, December 31, 2005	25,000	492,199
Net income		70,980
Balance, December 31, 2006	$ 25,000	$ 563,179

The accompanying notes are an integral part of the financial statements.

American Trust Investment Services, Inc.

Statement of Cash Flows

	For the Years Ended	
	December 31, 2006	December 31, 2005
Operating Activities		
Net income	$ 70,980	$ 30,943
Adjustments to reconcile income to net cash provided by operating activities:		
Depreciation	4,606	4,429
Deferred income taxes	(11,780)	-
Loss on securities	-	84
Loss on property retirements	-	229
Changes in operating assets and liabilities:		
Accounts receivable	1,037	(1,588)
Other current assets	-	12,146
Accounts payable and accrued expenses	1,622	4,159
Net Cash Provided by Operating Activities	66,465	50,402
Investing Activities		
Purchase of property and equipment	-	(10,038)
Purchases of securities	(143,093)	(102,915)
Proceeds on sale of securities	107,000	106,466
Increase in cash value of life insurance	(7,439)	(7,280)
Net Cash Used in Investing Activities	(43,532)	(13,767)
Increase in Cash and Cash Equivalents	22,933	36,635
Cash and Cash Equivalents at Beginning of Year	100,044	63,409
Cash and Cash Equivalents at End of Year	$ 122,977	$ 100,044

The accompanying notes are an integral part of these financial statements.

American Trust Investment Services, Inc.
Notes to Financial Statements
December 31, 2006

Note 1 - Significant Accounting Policies

Description of Business
American Trust Investment Services, Inc., a wholly owned subsidiary of American Trust & Savings Bank, is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities serving a diverse group of individuals. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with RBC Dain Rauscher, Inc.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Revenues are recognized based on the transaction date of customer investments regardless of when cash is received.

Accounting Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Marketable Securities
Marketable securities are valued at their quoted market value. The resulting differences between cost and market value are included in income. As a subsidiary of an Indiana state-chartered bank, the Company is not allowed by state banking regulations to have equity securities held in its proprietary trading/inventory account.

Property and Equipment
Purchases of property and equipment are recorded at their cost. Depreciation of $4,606 for the year ended December 31, 2006, has been computed using straight line depreciation.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less, to be cash equivalents. The Company did not pay any interest during the years ending in 2006 and 2005. The Company did not pay income taxes to its parent company during 2006. During 2005 the Company was refunded $14,159 in income tax benefits from its parent company.

Note 2 - Cash Segregated Under Federal Regulations

Cash of $77 in 2006 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

American Trust Investment Services, Inc.
Notes to Financial Statements
December 31, 2006

Note 3 – Marketable Securities

Marketable securities are securities that are carried at quoted market values and consist of the following:

	December 31, 2006	December 31, 2005
U. S. Government agency obligations, maturing after five years	$ 60,970	$ 64,084
Certificate of Deposit, maturing within one year	-	67,000
Corporate debt obligations, maturing within five years	146,755	-
Corporate debt obligations, maturing within one year	-	40,548
Total	$ 207,725	$ 171,632

Note 4 - Property and Equipment

The following is a summary of property and equipment (at cost) less accumulated depreciation:

	December 31, 2006	December 31, 2005
Furniture and office equipment	$ 55,085	$ 55,085
Less: Accumulated depreciation	41,146	36,541
Total	$ 13,939	$ 18,544

Note 5 - Income Taxes

The Company is included in the consolidated federal income tax return of its parent, American Trust & Savings Bank. As of January 1, 2005, the Internal Revenue Service accepted the Company's election to be treated as a qualified subchapter S Subsidiary. As such the Company is not subject to regular income taxes but may be subject to built-in-gains taxes. Regular taxable income is passed through to the shareholders. Any built-in-gains taxes would be paid at the corporate level. An allocation of current and deferred income taxes for 2006 and 2005 is as follows:

	2006	2005
Current Federal	$ -	$ (2,012)
Deferred Federal	(11,780)	-
	$ (11,780)	$ (2,012)

American Trust Investment Services, Inc.
Notes to Financial Statements
December 31, 2006

Note 6 – Profit Sharing Plan

The Company participates with its parent in a defined contribution profit-sharing plan. Company contributions to the plan, if any, are made for all eligible employees with at least one year of service. Contributions are at the discretion of the board of directors. Contributions of $944 and $4,009 were made in 2006 and 2005, respectively.

Note 7 – Related Party Transactions

American Trust Investment Services, Inc. paid $8,700 in 2006 and $8,700 in 2005 for the lease of operating facilities to American Trust & Savings Bank, the Company's 100% owner. Health insurance costs of $15,453 and $13,904 along with minor amounts for telephone expenses and miscellaneous payroll related benefits were also reimbursed to American Trust & Savings Bank in 2006 and 2005, respectively. American Trust & Savings Bank also maintained a brokerage account with the Company. Revenues generated from securities transactions with American Trust & Savings Bank totaled $-0- and $8,136 in 2006 and 2005, respectively.

Note 8 - Concentrations of Credit Risk

The Company maintains cash balances at American Trust & Savings Bank. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000.

Note 9 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $100,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2006, the Company had net capital of $497,604, which was $397,604 in excess of its required net capital of $100,000. The percentage of aggregate indebtedness to net capital was 3.4%.

American Trust Investment Services, Inc.
Notes to Financial Statements
December 31, 2006

Note 10 - Control Requirements

There are no amounts, as of December 31, 2006, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 11 - Reconciliation Pursuant To Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were a few reconciling items between the December 31, 2006 unaudited Focus report and this report. The net effect on net capital was a decrease of $10,617.

Net capital as reported on the unaudited Focus report of December 31, 2006	$	508,221
Decrease in nonallowable assets		1,720
Increase in haircuts on securities		(12,337)
Net Capital as Audited	$	497,604

American Trust Investment Services, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1(f)
December 31, 2006

Net Capital

Stockholder's equity	$ 588,179
Less nonallowable assets	(17,742)
Net capital before haircuts on security position	570,437
Haircuts on securities	(72,833)
Net capital	$ 497,604
Aggregate Indebtedness	$ 16,710
Net capital required based on aggregate indebtedness	$ 1,114
Computation of Basic Net Capital Requirement	
Minimum net capital required (Based on minimum dollar requirement)	$ 100,000
Excess Net Capital	$ 397,604
Excess Net Capital at 1000% (Net capital less 10% of aggregate indebtedness)	$ 495,933
Percentage of Aggregate Indebtedness to Net Capital	3.4%


KLP
Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors of
American Trust Investment Services, Inc.

In planning and performing our audit of the financial statements of American Trust Investment Services, Inc. as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles (GAAP) such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did identify a material weakness related to the lack of segregation of duties. This weakness does not affect our report on these financial statements nor the internal control or control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Kehlenbrink, Lawrence & Pauckner
Indianapolis, Indiana
February 14, 2007

END